

November 13, 2014

Via E-mail
Mr. Ralph D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

> **Re:** **L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-K/A for the Year Ended December 31, 2013**
> **Filed October 10, 2014**
> **Response dated October 23, 2014**
> **File No. 001-14141**
> **File No. 333-46983**

Dear Mr. D'Ambrosio:

We have reviewed your response and your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Revenue Recognition, page F-10

1. We note your response to comment 4. We also note in your press release dated October 14, 2010, announcing the award of a contract for turnkey life-cycle contractor support (LCCS) for C-12, RC-12 and UC-35 aircraft, you state that "The L-3 SFS operating unit in Madison, Miss., is responsible for *total aircraft system maintenance, repair, modification, service, logistical support and management processes* for the worldwide

fleet of approximately 190 aircraft." Furthermore, you reported that "L-3 SFS will be supported by a team that includes M1 Support Services, Hawker Beechcraft Services, Sierra Industries, Cessna and Aerospace Products International." Regarding this press release, please explain the nature of the modifications performed by L-3 SFS and the nature of the services that required the support of the above mentioned team. Also, please tell us if the team members were subcontractors and explain your responsibilities relating to the work performed by them in connection with the contract. Tell us how you considered these activities under the guidance in ASC 605-35-15-3c.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding our comment on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director